As filed on August 10, 2007   333-101697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of issuer of deposited securities as specified in its charter)

Central Electric Company of Brazil
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 552-4944
(Address, including zip code, and telephone number of depositary's principal offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing         ☐on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registra-tion Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one preference share, without par value, of Centrais Elétricas Brasileiras S.A. - Eletrobrás
	N/A	N/A	N/A	N/A

(1)Each unit represents 100 American Depositary Shares.

(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement Nos. 33-87006, 333-8082, and 333-83200.

The Prospectus consists of the form of American Depositary Receipt included as Exhibit (a) to Exhibit (a)(3) of this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)  Form of Amended and Restated Deposit Agreement dated as of October 18, 2002 among Centrais Elétricas Brasileiras S.A. - Eletrobrás, JPMorgan Chase Bank (f/k/a Morgan Guaranty Trust Company of New York) as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)  Form of Amendment No. 1 to Deposit Agreement. Previously filed.

(a)(3)  Form of Amendment No. 2 to Deposit Agreement. Filed herewith.

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

(e)  Certification under Rule 466.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 9, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Centrais Elétricas Brasileiras S.A. - Eletrobrás certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on August 9, 2007.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

Date:	By:	/s/Valter Luiz Cardeal de Souza
Name: Valter Luiz Cardeal de Souza
Title: Acting President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on August 9, 2007.

Name	Title

/s/Valter Luiz Cardeal de Souza	Acting President
Valter Luiz Cardeal de Souza

/s/Luiz Augusto Pereira de Andrade Figueira	Acting Financial and Investor Relations Director
Luiz Augusto Pereira de Andrade Figueira

/s/Arlindo Magno de Oliveira*	Member of the Board of Directors
Arlindo Magno de Oliveira

/s/Marcus Pereira Aucélio*	Member of the Board of Directors
Marcus Pereira Aucélio

/s/Miriam Aparecida Belchior*	Member of the Board of Directors
Miriam Aparecida Belchior

/s/Nelson José Hubner Moreira*	Member of the Board of Directors
Nelson José Hubner Moreira

/s/Luiz Soares Dulci	Member of the Board of Directors
Luiz Soares Dulci

/s/Ronaldo Schuck*	Member of the Board of Directors
Ronaldo Schuck

/s/Wagner Bittencourt de Oliveira*	Member of the Board of Directors
Wagner Bittencourt de Oliveira

/s/Scott A. Ziegler*	Authorized Representative in the United States
Scott A. Ziegler
Depositary Management Corporation

*By:	/s/Valter Luiz Cardeal de Souza
Name:	Valter Luiz Cardeal de Souza
Title:	Power of Attorney

Index to Exhibits

(a)(3)	Amendment No. 2 to Deposit Agreement

(e)	Certification under Rule 466